SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             VTX ELECTRONICS CORP.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                         (Title of class of securities)


                                   918388109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert J. Eide
                            c/o VX Acquisition Corp.
                             70 East Sunrise Highway
                          Valley Stream, New York 11581
                                 (516) 872-1100
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 31, 1995
- --------------------------------------------------------------------------------
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))

- --------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            VX CAPITAL PARTNERS, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        -0-%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                                (Amendment No. 4)

                                 relating to the

                          Common Stock, $.10 par value

                                       of

                              VTX Electronics Corp.


         This Amendment No. 4 amends the Schedule 13D dated October 28, 1991, as amended heretofore (the "Schedule 13D"), filed by VX Capital Partners, L.P. (the "Reporting Person"), a Delaware limited partnership, relating to the beneficial ownership of the Common Stock, par value $.10 per share (the "Common Stock"), of VTX Electronics Corp. (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         Item 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On May 31, 1995, the Reporting Person transferred 3,602,000 shares of Common Stock of the Company pro rata to each of the limited partners of the Reporting Person.

         After giving effect to the above transaction, the Reporting Person beneficially owns -0- shares of the Company.

                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            VX CAPITAL PARTNERS
                            By: VX Acquisition Corp., its General Partner

                            By: /s/ Robert J. Eide
                                --------------------------------------------
                                Robert J. Eide, Vice President and Secretary



Dated:  June 6, 1995